Exhibit 12.1
Odyssey Re Holdings Corp.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends – Historical
For the Years Ended December 31, 2004 through 2008
(in thousands, except for ratios)

	2008	2007	2006	2005	2004
Pre-tax income from continuing operations:

Per financial statements	$827,480	$913,248	$739,215	$(181,842)	$309,294

Deduct:

(Loss) income from equity investees	(17,389)	17,853	55,088	36,547	32,523

Add:

Distributed income from equity investees	4,365	4,346	6,759	7,182	11,800

Pre-tax income from continuing operations excluding undistributed (loss) income from equity investees	849,234	899,741	690,886	(211,207)	288,571

Fixed charges:

Interest expense	33,728	37,210	37,088	29,115	24,267

Amortization of capitalized debt issuance costs	452	455	427	876	1,342

Rent expense	3,734	2,689	3,228	3,630	3,170

Total fixed charges	37,914	40,354	40,743	33,621	28,779

Pre-tax income from continuing operations excluding undistributed (loss) income from equity investees plus fixed charges	887,148	940,095	731,629	(177,586)	317,350

Preferred dividends requirements	7,380	8,345	8,257	1,944	—

Ratio of pre-tax income to net income	1.51	1.53	1.46	1.57	1.51

Preferred dividend factor	11,123	12,796	12,017	3,055	—

Total fixed charges and preferred dividend factor	$49,037	$53,150	$52,760	$36,676	$28,779

Ratio of earnings to combined fixed charges and preferred dividends factor	18.09x	17.69x	13.87x	(A)	11.03x

(A)	Due to a pre-tax loss for 2005, the coverage ratio was less than 1:1. The registrant would have had to realize additional earnings of $214.3 million to achieve a coverage ratio of 1:1.